EXHIBIT 18

March 13, 2017

Board of Directors

Reading International, Inc.

5995 Sepulveda Blvd., Suite 300

Culver City, CA 90230

Dear Directors:

We are providing this letter solely for inclusion as an exhibit to Reading International, Inc. (the “Company”) Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, as set forth in our report dated March 13, 2017. As stated in Note 2 to those financial statements, the Company changed its accounting method from not recognizing gift card and certificate breakage income to recognizing breakage income when the possibility of customer redemption becomes remote in the U.S. Note 2 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because the recognition of breakage income when redemption becomes remote better reflects the redemption behavior of customers and economic reality of the earnings process.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

Sincerely,

/s/ GRANT THORNTON LLP

Los Angeles, CA